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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of November 2003

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                               Yes       No   X
                                   -----    -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.
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                              LOANS TO SUBSIDIARIES

     On November 24, 2003, we, Shinhan Financial Group, approved the extension of a loan in the aggregate principal amount of KRW 40,000,000,000 to Shinhan Capital, our wholly-owned subsidiary. Shinhan Capital provides leasing and equipment financing services to corporate customers. The loan origination date is November 25, 2003. We plan to fund this loan through the issuance of short term commercial papers in the domestic market on November 25, 2003. The maturity of the loan will be 181 days and the interest rate will be 4.83%. Shinhan Capital will use the proceeds for its business operation. As of November 25, 2003, total loans outstanding to Shinhan Capital from us will reach KRW 606,118,833,800. This amount includes our loans to Shinhan Capital in foreign currency amounting to USD 59,919,000 (KRW 68,918,833,800) as of November 24, 2003.

     * SUMMARY OF THE TRANSACTION:

     1. Name of the Subsidiary (debtor) :         Shinhan Capital
     2. Aggregate Principal Amount of Loan :      KRW 40,000,000,000
     3. Loan Origination Date :                   November 25, 2003
     4. Total Loans to Shinhan Capital :          KRW 606,118,833,800
        (as of November 25, 2003)
     5. Maturity :                                181 days
                                                  (Nov. 25, 2003 ~ May 24, 2004)
     6. Interest Rate :                           4.83%
     7. Use of Proceeds to Shinhan Capital :      business operation
     8. Date of Approval :                        November 24, 2003
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By      /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : November 25, 2003